Exhibit (a)(1)(D)

Offer to Purchase for Cash

Up To $40,000,000 Shares of Common Stock

of

ADAMS NATURAL RESOURCES FUND, INC.

at

a Purchase Price Equal to 90% of Net Asset Value (“NAV”) Per Share

by

The Bulldog-Ancora Group

On Behalf of Certain Clients of its Members

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON AUGUST 7, 2020, UNLESS THE OFFER IS EXTENDED (THE “EXPIRATION DATE”)

To Our Clients:

Enclosed for your consideration are the Offer to Purchase dated July 10, 2020 (the “Offer to Purchase”), and the related Letter of Transmittal (which together, as may be supplemented or amended from time to time, constitute the “Offer”), in connection with the offer by The Bulldog-Ancora Group (the “Group”), on behalf of certain clients of its members, to purchase up to $40,000,000 of the outstanding shares of common stock, $0.001 par value per share (the “Shares”), of Adams Natural Resources Fund, Inc. (“PEO”), for cash at a price per Share equal to 90% of NAV per Share, based on the NAV per Share at the close of the regular trading session of the New York Stock Exchange (the “NYSE”), on the Expiration Date (the “Pricing Date”), less any applicable withholding taxes and without interest (“Purchase Price”). As described in the Offer to Purchase, if the terms and conditions of the Offer have been satisfied or waived and Shares having an aggregate purchase price of less than $40,000,000 are properly tendered and not properly withdrawn prior to the Expiration Date, the Group will buy all Shares properly tendered that are not withdrawn.

The purpose of the Offer is for the Group to increase its voting power with the objective of enhancing the value of PEO’s shares of common stock. The Group believes shareholders deserve an opportunity to realize an amount approximating the NAV of their shares. As of July 9, 2020, the discount to NAV was more than 12%. The Group has repeatedly asked management to address the discount of PEO’s trading price from its NAV but management has been unwilling to do so. By significantly increasing its ownership stake through a tender offer, the Group hopes to be in a better position to influence the Board of Directors.

The Group may seek to acquire control of the Board of Directors of PEO in which case it will consider certain measures including but not limited to liquidating PEO, converting PEO to an exchange traded fund, and conducting one or more self-tender offers. There is no assurance the Group will pursue any of these measures or, if it does pursue one or more of them, that the Group will be successful in enhancing the value of PEO’s shares of common stock. Even if the Offer is successful, there is no assurance that the Group will obtain control (either full or partial) of PEO.

We are the holder of record of Shares for your account. A tender of such Shares can be made only by us as the holder of record and pursuant to your instructions. The Letter of Transmittal is furnished to you for your information only and cannot be used by you to tender Shares held by us for your account.

We request instructions as to whether you wish us to tender any or all of the Shares held by us for your account, upon the terms and subject to the conditions set forth in the Offer to Purchase and the Letter of Transmittal.

Your attention is invited to the following:

1. The offer price is a price equal to 90% of NAV per Share, based on the NAV per Share at the close of the NYSE on the Expiration Date, net to the seller in cash (less applicable withholding taxes and any brokerage fees that may apply), without interest thereon.

2. The Offer is being made for up to $40,000,000 of Shares.

3. The Offer and withdrawal rights expire at 5:00 p.m., New York City time, on August 7, 2020, unless the Offer is extended.

4. The Offer is conditioned upon, among other things, (a) the absence of any legal action seeking to prohibit, delay or adversely affect consummation of the Offer, (b) the absence of competing tender offers, (c) that there be no material adverse change with respect to PEO’s or the Group’s financial condition or business, (d) the absence of certain changes in the financial markets, (e) that PEO has not taken or authorized any action that, in the reasonable judgment of the Group, could result in a material adverse effect on, or a material diminution in, the value of the Shares or the right to vote the Shares, including, but not limited to, the adoption of any anti-takeover measures and (f) that the Group has not agreed with the Board of Directors of PEO to terminate the Offer. The Offer is also subject to the other conditions as set forth in the Offer to Purchase. See the Introduction and Sections 11 and 14 of the Offer to Purchase.

5. Tendering shareholders will not be obligated to pay, subject to Instruction 7 of the Letter of Transmittal, stock transfer taxes on the transfer and sale of Shares pursuant to the Offer.

If you wish to have us tender any or all of your Shares, please so instruct us by completing, executing and returning to us the instruction form on the reverse side of this letter hereof. An envelope to return your instructions to us is enclosed. If you authorize tender of your Shares, all such Shares will be tendered unless otherwise specified on the reverse side of this letter hereof. Your instructions should be forwarded to us in ample time to permit us to submit a tender on your behalf by the expiration of the Offer.

The Group is not aware of any state in which the making of the Offer is prohibited by administrative or judicial action pursuant to any valid statute. The Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of Shares in any jurisdiction in which the making of the Offer or acceptance thereof would not be in compliance with the laws of such jurisdiction.

Instructions with Respect to the Offer to Purchase for Cash

Up To $40,000,000 of Shares of Common Stock

of

ADAMS NATURAL RESOURCES FUND, INC.

at

a Purchase Price Equal to 90% of Net Asset Value (“NAV”) Per Share

by

The Bulldog-Ancora Group

On Behalf of Certain Clients of its Members

The undersigned acknowledge(s) receipt of your letter, the enclosed Offer to Purchase dated July 10, 2020, and the related Letter of Transmittal (which together, as may be supplemented or amended from time to time, constitute the “Offer”), in connection with the offer by the Bulldog-Ancora Group, on behalf of certain clients of its members, to purchase up to $40,000,000 of the outstanding shares of common stock, $0.001 par value per share (the “Shares”), of Adams Natural Resources Fund, Inc., a Maryland corporation. The offer is for cash at a price per Share equal to 90% of NAV per Share, based on the NAV per Share at the close of the regular trading session of the New York Stock Exchange, on the Expiration Date, less any applicable withholding taxes and any brokerage fees that may apply, without interest thereon.

This will instruct you to instruct your nominee to tender the number of Shares indicated below (or, if no number is indicated below, all Shares) that are held for the account of the undersigned, upon the terms and subject to the conditions set forth in the Offer.

NUMBER OF SHARES TO BE TENDERED*

Shares

Certificate Nos. (if available):

Account Number:

Taxpayer Identification or Social Security Number(s):

Dated: ________________________, 2020

*	Unless otherwise indicated, it will be assumed that all Shares held by us for your account are to be tendered.

SIGN BELOW:

Signature(s):

Please Type or Print Name(s) Below:

Please Type or Print Address(es) Below:

Please Type or Print Area Code and Telephone Number(s):